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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------

                         DOMINICK'S SUPERMARKETS, INC.
                           (Name of subject company)


                         DOMINICK'S SUPERMARKETS, INC.
                      (Name of person(s) filing statement)

                                  ------------

                     Common Stock, par value $.01 per share
               Non-Voting Common Stock, par value $.01 per share
                         (Title of class of securities)


                            Common Stock--257159103
                         Non-Voting Common Stock--None
                     (CUSIP number of class of securities)

                                  -----------

                               Robert A. Mariano
                     President and Chief Executive Officer
                         Dominick's Supermarkets, Inc.
                              505 Railroad Avenue
                           Northlake, Illinois 60164
                                 (708) 562-1000
            (Name, address and telephone number of person authorized
               to receive notice and communications on behalf of
                          person(s) filing statement)

                                  ------------

                                   Copies To:

                             Thomas C. Sadler, Esq.
                                Latham & Watkins
                       633 West Fifth Street, Suite 4000
                       Los Angeles, California 90071-2007
                                 (213) 485-1234


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                                 AMENDMENT NO. 1
                                TO SCHEDULE 14D-9

         This Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on October 19, 1998 (the "Schedule 14D-9") by Dominick's Supermarkets, Inc. (the "Company"), relating to a tender offer commenced by Windy City Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Safeway Inc., a Delaware corporation ("Parent"), on October 19, 1998 to purchase all of the outstanding shares of Common Stock, par value $.01 per share, and Non-Voting Common Stock, par value $.01 per share, of the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Company has received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the Offer and the Merger. The Company expects the Offer to be consummated, subject to the terms thereof, on the Expiration Date, which is currently 12:00 midnight, New York City time, on Monday, November 16, 1998.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

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
November 2, 1998                          Dominick's Supermarkets, Inc.

                                          By:  /s/ Deborah C. Paskin
                                              --------------------------------
                                                   Deborah C. Paskin
                                                   Group Vice President, Legal
                                                   and General Counsel
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